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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May 4, 2000


                                 CERTICOM CORP.
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                (Translation of Registrant's Name Into English)



            5520 Explorer Drive, Mississauga, Ontario L4W 5L1 Canada
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                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F                      Form 40-F   X
                            -----                          -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                         Yes                        No   X
                             -----                     -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):            .)
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                       CERTICOM CORP.
                                                 --------------------------
                                                        (Registrant)



Date: May 4, 2000                            By:  /s/ Richard D. Brounstein
                                                 ---------------------------
                                                 Name: Richard D. Brounstein
                                                 Title: Chief Financial Officer










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